                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  Form SP-15D2

                   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
 THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                        COMMISSION FILE NO.
                                            ----------

                        METRO INFORMATION SERVICES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             VIRGINIA                                54-1112301
     (State of incorporation)                     (I.R.S. Employer
                                                Identification Number)

        POST OFFICE BOX 8888
      VIRGINIA BEACH, VIRGINIA                          23450
(Address of principal executive office)               (zip code)

    Registrant's telephone number, including area code: (757) 486-1900

Securities registered pursuant
to Section 12(b) of the Act:                   NONE

Securities registered pursuant
to Section 12(g) of the Act:                   COMMON STOCK, PAR VALUE $.01

     Indicate by check mark whether the registrant:

     (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and

         YES   X      NO
             -----       -----

     (2) has been subject to the filing requirements for the past 90 days.

         YES          NO   X
             -----       -----

     The aggregate market value of the registrant's Common Stock held by non-affiliates as of March 20, 1997 was approximately $87 million, based on the average of the high and low prices of the registrant's Common Stock on the Nasdaq National Market on such date.

     As of March 20, 1997, the registrant had issued and outstanding
                 --
14,800,000 shares of Common Stock, $.01 par value.

     Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [X].

------------------------------------------------------------------------------

     This Annual Report on Form 10-K is being filed pursuant to Rule 15d-2 under the Securities Exchange Act of 1934 and contains only certified financial statements as required by Rule 15d-2.

     On January 29, 1997 Metro Information Services, Inc. (the "Company") consummated its initial public offering (the "Offering") of 3,100,000 shares of common stock, par value $.01 per share (the "Common Stock"), at $16.00 per share. Subsequently, on January 31, 1997 the underwriters exercised their over-allotment option to purchase an additional 465,000 shares at $16.00 per share. The proceeds, net of the underwriters' commissions and estimated Offering expenses, were $33,324,000. A detailed description of the Offering is included within the Registration Statement (Registration Statement No. 333-16585) filed with the Securities and Exchange Commission (the "Commission").

           Rule 15d-2 ("Rule 15d-2") under the Securities Exchange Act of 1934, as amended, provides generally that, if a registrant files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the registrant's last full fiscal year (or for the life of the registrant if less than a full fiscal year), then the registrant shall, within 90 days after the effective date of the registration statement, file a special report furnishing certified financial statements for such last full fiscal year or other period as the case may be. Rule 15d-2 further provides that such special financial report is to be filed under cover of the facing sheet appropriate for annual reports of the registrant.

           The Company's Form S-1 Registration Statement referenced above did not contain the certified financial statements contemplated by Rule 15d-2, therefore, as required by Rule 15d-2, these are being filed with the Commission under cover of the facing page of an Annual Report on Form 10-K.

                           PART IV

ITEM 14       EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON
              FORM 10-K

(a)(1)   List of Financial Statements filed as part of the Form 10-K

            The following Financial Statements of Metro Information Services, Inc. are filed as part of the Form 10-K. Page numbers refer to this Form 10-K:

METRO INFORMATION SERVICES, INC.:

           Independent Auditors' Report............................4
           Balance Sheets..........................................5
           Statements of Income....................................6
           Statements of Changes in Redeemable Common Stock
             and Shareholders' Equity..............................7
           Statements of Cash Flows................................8
           Notes to Financial Statements...........................9

(a)(2) List of Financial Statement Schedules required to be filed as part of this Form 10-K

         None.

(a)(3) List of Exhibits

         23.1 Consent of KPMG Peat Marwick.

Exhibit 27 Financial Data Schedule.

(b) Reports on Form 8-K

         Not applicable to this filing.

(c) Exhibits

         23.1 Consent of KPMG Peat Marwick.

         27   Financial Data Schedule.

(d) Schedules Required by Regulation S-X Excluded under Rules 14a-3(b).

         None.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Metro Information Services, Inc.:

We have audited the accompanying balance sheets of Metro Information Services, Inc. as of December 31, 1995 and 1996, and the related statements of income, changes in redeemable common stock and shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metro Information Services, Inc. as of December 31, 1995 and 1996 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Norfolk, Virginia
February 24, 1997

                        METRO INFORMATION SERVICES, INC.
                                 BALANCE SHEETS

                                                       DECEMBER 31,
                                                 -------------------------
                                                    1995           1996
                                                 ----------    -----------
ASSETS:
  Current assets:
    Cash.......................................  $   116,835   $   157,372
    Accounts receivable, less allowance for
      doubtful accounts of $86,007 and $113,886
      at December 31, 1995 and 1996
      (note 4).................................   15,781,539    16,665,989
    Notes receivable--related parties
      (note 2).................................       18,060            --
    Prepaid expenses...........................      220,243       112,281
                                                 -----------   -----------
      Total current assets.....................   16,136,677    16,935,642
  Property and equipment, net (note 3).........    2,615,226     4,069,816
  Notes receivable--related parties, less
    current maturities (note 2)................      963,622            --
  Other assets.................................       70,644       566,689
                                                 -----------   -----------
  Total assets.................................  $19,786,169   $21,572,147
                                                 -----------   -----------
                                                 -----------   -----------
LIABILITIES AND SHAREHOLDERS' EQUITY:
  Current liabilities:
    Line of credit facilities (note 4).........  $ 7,255,622   $ 2,547,388
    Accounts payable...........................      956,629     1,146,010
    Accrued compensation and benefits..........    5,556,640     6,873,694
                                                 -----------   -----------
      Total liabilities........................   13,768,891    10,567,092
                                                 -----------   -----------
  Redeemable common stock (notes 8 and 10).....    1,404,298     2,650,893
                                                 -----------   -----------
  Shareholders' equity:
    Preferred stock, $0.01 par
      value; authorized 1,000,000 shares; none
      issued and outstanding (note 8)..........           --            --
    Common stock, $0.01 par value, authorized
      50,000,000 shares; issued and outstanding
      8,768,239 shares (notes 8 and 10)........       87,682        87,682
    Retained earnings .........................    4,525,298     8,266,480
                                                 -----------   -----------
      Total shareholders' equity...............    4,612,980     8,354,162
                                                 -----------   -----------
  Commitments, contingencies and subsequent
    events (notes 7 and 10) ...................
  Total liabilities and shareholders' equity...  $19,786,169   $21,572,147
                                                 -----------   -----------
                                                 -----------   -----------

                See accompanying notes to financial statements.

                        METRO INFORMATION SERVICES, INC.
                              STATEMENTS OF INCOME


                                           YEAR ENDED DECEMBER 31,
                                      ------------------------------------
                                        1994        1995         1996
                                      ----------  ----------   ------------

Revenue.............................  $68,668,769 $85,904,026  $113,962,932
Cost of revenue.....................   48,220,645  61,074,051    79,751,603
                                      ----------- ----------- -------------
Gross profit........................   20,448,124  24,829,975    34,211,329
Selling, general and administrative
  expenses (notes 2 and 8)..........   14,595,147  19,506,718    25,110,693
                                      ----------- ----------- -------------
Operating income....................    5,852,977   5,323,257     9,100,636
                                      ----------- ----------- -------------
Interest expense....................     (232,745)   (380,420)     (309,076)
Interest income.....................       18,190      57,440        49,622
                                      ----------- ----------- -------------
    Net interest expense............     (214,555)   (322,980)     (259,454)
                                      ----------- ----------- -------------
Net income..........................  $ 5,638,422 $ 5,000,277 $   8,841,182
                                      ----------- ----------- -------------
                                      ----------- ----------- -------------
Pro forma income data:
  Net income........................  $ 5,638,422 $ 5,000,277  $  8,841,182
  Pro forma provision for income
    taxes (unaudited) (note 5)......    2,255,369   2,000,111     3,536,473
                                      ----------- ----------- -------------
    Pro forma net income
      (unaudited)...................  $ 3,383,053 $ 3,000,166  $  5,304,709
                                      ----------- ----------- -------------
                                      ----------- ----------- -------------
  Pro forma net income per share
    (unaudited).....................               $     0.24  $       0.42
                                                   ----------  ------------
                                                   ----------  ------------
  Weighted average number of shares
    of common stock and common stock
    equivalents outstanding.........               12,755,789    12,761,685


                See accompanying notes to financial statements.

                        METRO INFORMATION SERVICES, INC.
                STATEMENTS OF CHANGES IN REDEEMABLE COMMON STOCK
                            AND SHAREHOLDERS' EQUITY

                                              REDEEMABLE
                                             COMMON STOCK               COMMON STOCK
                                          -------------------        -------------------      RETAINED
                                          SHARES        AMOUNT       SHARES      AMOUNT       EARNINGS           TOTAL
                                          ------      ----------     ------      -------      -----------    -----------
BALANCE AS OF DECEMBER 31, 1993.........  2,907,548     $ 732,469     8,768,239    $87,682   $ 3,092,853     $ 3,180,535
Issuance of redeemable common stock.....    319,164       363,454         --         --          --                --
Stock redemption........................    (24,551)      (25,523)        --         --           (9,645)         (9,645)
Distributions paid......................      --               --         --         --       (4,383,833)     (4,383,833)
Net income for 1994.....................      --               --         --         --        5,638,422       5,638,422
                                          ---------      ----------   ---------    -------   -----------      -----------
BALANCE AS OF DECEMBER 31, 1994.........  3,202,161     1,070,400     8,768,239     87,682     4,337,797       4,425,479
Issuance of redeemable common stock.....    242,003       359,421          --         --            --             --
Stock redemption........................    (24,551)      (25,523)         --         --         (10,940)        (10,940)
Distributions paid......................      --               --          --         --      (4,801,836)     (4,801,836)
Net income for 1995.....................      --               --          --         --       5,000,277       5,000,277
                                          ---------     ----------    ---------    -------   -----------      -----------
BALANCE AS OF DECEMBER 31, 1995.........  3,419,613     1,404,298     8,768,239     87,682     4,525,298       4,612,980
Issuance of redeemable common stock.....    312,148     1,246,595          --       --            --               --
Distributions paid......................      --               --          --       --        (5,100,000)     (5,100,000)
Net income for 1996.....................      --               --          --       --         8,841,182       8,841,182
                                          ---------     ----------    ---------    -------   -----------       -----------
BALANCE AS OF DECEMBER 31, 1996........   3,731,761    $2,650,893     8,768,239    $87,682   $ 8,266,480     $ 8,354,162
                                          ---------     ----------    ---------    -------   -----------       -----------
                                          ---------     ----------    ---------    -------   -----------       -----------

                See accompanying notes to financial statements.

                        METRO INFORMATION SERVICES, INC.
                            STATEMENTS OF CASH FLOWS

                                                       YEAR ENDED
                                                      DECEMBER 31,
                                           ----------------------------------
                                              1994        1995        1996
                                           ----------  ----------  ----------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.............................  $5,638,422  $5,000,277  $8,841,182
  Adjustments to reconcile net income to
    net cash provided by operating
    activities:
    Depreciation.........................     357,243     536,986     763,760
    Net loss on sale of property and
      equipment..........................         442       4,839      39,509
    Changes in assets and liabilities
      increasing (decreasing) cash:
      Accounts receivable................  (3,030,606) (4,367,288)   (884,450)
      Prepaid expenses...................     (51,424)    (71,685)    107,962
      Accounts payable...................      36,847     402,999     189,381
      Accrued compensation and
        benefits.........................     592,362   1,736,083   2,087,054
                                           ----------  ----------  ----------
        Net cash provided by operating
          activities.....................   3,543,286   3,242,211  11,144,398
                                           ----------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and
    equipment............................    (913,343) (1,617,562) (2,267,638)
  Proceeds from sale of property and
    equipment............................         275      16,707       9,779
  Increase in other assets...............      (8,388)    (24,399)   (496,045)
                                           ----------  ----------  ----------
        Net cash used in investing
          activities.....................    (921,456) (1,625,254) (2,753,904)
                                           ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) under line
    of credit............................     477,050   3,659,191  (4,708,234)
  Proceeds from issuance of redeemable
    common stock.........................     363,454     359,421     476,595
  Redemption of redeemable common
    stock................................    (613,418)    (36,463)         --
  Distributions to shareholders..........  (4,383,833) (4,801,836) (5,100,000)
  Advances on notes receivable--related
    parties..............................          --    (800,000)   (175,000)
  Repayment of notes receivable--related
    parties..............................   1,554,395      19,680   1,156,682
                                           ----------  ----------  ----------
        Net cash used in financing
          activities.....................  (2,602,352) (1,600,007) (8,349,957)
                                           ----------  ----------  ----------
        Net increase in cash.............      19,478      16,950      40,537
Cash at beginning of period..............      80,407      99,885     116,835
                                           ----------  ----------  ----------
Cash at end of period....................  $   99,885  $  116,835  $  157,372
                                           ----------  ----------  -----------
                                           ----------  ----------  -----------
Supplemental disclosure of cash flow
  information--
  Cash paid for interest.................  $  232,745  $  380,420  $  309,076
                                           ----------  ----------  -----------
                                           ----------  ----------  -----------

                See accompanying notes to financial statements.

                        METRO INFORMATION SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF BUSINESS

    Metro Information Services, Inc. ("Metro" or the "Company") is an information technology ("IT") consulting services firm providing IT consultants on a contract basis to organizations with complex IT operations. As of December 31, 1996, the Company had 23 offices in the United States and Puerto Rico.

    REVENUE RECOGNITION AND CONCENTRATION OF CREDIT RISK

    The Company derives substantially all of its revenue from consulting services. Revenue is recognized as services are performed. Concentration of credit risk with respect to accounts receivable is limited due to the number and diversity of the Company's client base.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over their estimated useful lives. Depreciation on leasehold improvements is calculated on the straight-line method over the lesser of the length of the lease term or their estimated useful lives.

    OTHER ASSETS

    Other assets primarily consist of costs incurred through December 31, 1996 in connection wtih the Company's January 29, 1997 initial public offering of stock (see note 10) and security deposits relating to the Company's leased facilities.

    INCOME TAXES

    For the periods shown, the Company, with the consent of its shareholders, was taxed as an S corporation under federal and certain state income tax laws, which provide that, in lieu of corporate income taxes, the shareholders separately account for their pro rata share of the Company's items of income, gains, deductions, losses and credits (see note 10 for subsequent event).

                        METRO INFORMATION SERVICES, INC.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    UNAUDITED PRO FORMA NET INCOME AND PRO FORMA NET INCOME PER SHARE

    The pro forma net income presented in the statements of income reflects the pro forma effects for income taxes at an effective rate of 40%, as if the Company had been a taxable entity for all periods presented.

    The pro forma net income per common share is computed based on the weighted average number of common shares and common equivalent shares (using the treasury stock method) outstanding after giving effect to the stock split discussed in note 10. In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 83, all common and common equivalent shares issued during the 12-month period before filing the initial public offering, even if anti-dilutive, have been included in the calculation as if they were outstanding for all periods, at the initial public offering price of $16.00 per share. In addition, weighted average shares for each period are increased in accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic 1B3 to reflect certain distributions in excess of earnings.

    EFFECT OF RECENT ACCOUNTING STANDARDS

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION. With respect to stock options granted to employees, SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, to measure compensation or to adopt the fair value based method prescribed by SFAS No. 123. If APB No. 25's method is continued, pro forma disclosures are required as if SFAS No. 123 accounting provisions were followed. Management has adopted APB No. 25's accounting recognition provisions. In the opinion of management, adopting SFAS No. 123 would not have a material impact on the Company's financial statements.

    SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF, is effective for years beginning after December 15, 1995. This pronouncement was adopted for periods beginning January 1, 1996 and did not have a material impact on the Company's financial statements.

    USE OF ESTIMATES

    Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                        METRO INFORMATION SERVICES, INC.

(2) RELATED PARTY TRANSACTIONS

    NOTES RECEIVABLE

    As of December 31, 1995, notes receivable-related parties consisted of $800,000 due on a $1,000,000 line of credit note from the majority shareholder requiring annual interest payments at 8%, which was secured by Deed of Trust on real property; $168,322 due on an unsecured note from a partnership in which the majority shareholder and two other shareholders are general partners, requiring monthly payments of principal and interest at 8%; and $13,360 of other notes receivable from employees.

    As of December 31, 1996, all notes receivable, except the line of credit note, had been repaid in full and the notes canceled. The line of credit note was canceled shortly before the initial public offering discussed in note 10.

    OTHER

    Until December 31, 1996, the Company leased facilities for its corporate headquarters from a partnership in which the majority shareholder of the Company and his spouse are the general partners. The lease agreement provided for an annual rental of $144,000 payable in monthly installments of $12,000. The Company leased a new corporate headquarters facility from an unrelated third party beginning December 15, 1996. The lease for the old facilities was terminated on December 31, 1996.

    In September 1996, the Company purchased two condominiums from partnerships in which the majority shareholder and certain other shareholders of the Company are general partners. The total purchase price of $380,000 was determined by independent appraisals. Before the purchase, these condominiums were leased by the Company from the partnerships for annual rentals of $69,000 and were generally made available to the Company's employees as a benefit.

                        METRO INFORMATION SERVICES, INC.

(3) PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                                      DECEMBER 31,
                                                    USEFUL     -------------------------
                                                     LIFE        1995          1996
                                                   ---------   ---------   -------------
    Land.......................................         n.a.  $   60,296    $    94,376
    Buildings..................................   31.5 years     278,483        607,297
    Computer equipment.........................    3-7 years   2,917,598      4,166,220
    Furniture and equipment....................    5-7 years   1,048,851      1,370,312
    Leasehold improvements.....................      Various      54,142        203,953
                                                               ---------   -------------
                                                               4,359,370      6,442,158
          Less accumulated depreciation........                1,744,144      2,372,342
                                                               ---------   -------------
                                                              $2,615,226    $ 4,069,816
                                                              -----------   -------------
                                                              -----------   -------------

(4) LINE OF CREDIT FACILITIES

    The Company maintains three line of credit facilities with three different banks. As of December 31, 1996, availability under the three facilities totaled $17,000,000. Borrowings under these facilities may not exceed the lesser of $17,000,000 and 85% of the Company's eligible accounts receivable. The facilities bear interest at the London Interbank Offered Rate (LIBOR) plus 150 basis points (7.0% at December 31, 1996), payable monthly. Borrowings are collateralized by a security interest in the Company's accounts receivable, general intangibles, inventory and furniture and fixtures. The facilities also include several covenants which restrict transfers or changes in control of the Company, limit additional indebtedness, require the lenders' consent for mergers and require the Company to maintain a specified debt to net worth ratio and to meet a minimum shareholders' equity requirement. Two of the three facilities, with availability of $12,000,000, expire on April 30, 1997. The third facility expires on May 31, 1997.

    As of December 31, 1995 and 1996, borrowings outstanding under these facilities totaled $7,255,622 and $2,547,388, respectively.

                        METRO INFORMATION SERVICES, INC.

    (5) INCOME TAXES

    The unaudited pro forma provision for income taxes presented on the statements of income represents the estimated taxes that would have been recorded had the Company been a C corporation for income tax purposes for each of the periods presented. The pro forma provision for income taxes is as follows:

                                            YEAR ENDED DECEMBER 31,
                                        -------------------------------
                                          1994       1995        1996
                                        ---------  ---------   --------
Pro forma (unaudited).................
  Federal.............................  $1,917,063 $1,700,094 $3,006,002
  State...............................     338,306    300,017    530,471
                                         ---------  ---------  ---------
      Total pro forma.................  $2,255,369 $2,000,111 $3,536,473
                                        ---------- ----------  ---------
                                        ---------- ----------  ---------

    The pro forma tax expense differs from the amount which would be provided by applying the statutory federal rate to income before income taxes primarily as a result of state income taxes.

    A reconciliation of the statutory federal income tax rate and the effective rate is as follows:

                                              YEAR ENDED DECEMBER 31,
                                          -------------------------------
                                            1994       1995       1996
                                          ---------  ---------  ---------
Statutory tax rate......................         34%        34%        34%
Effect of:
  State and local income taxes, net of
    federal tax benefit.................          5          5          5
  Other.................................          1          1          1
                                          ---------  ---------  ---------
      Effective tax rate................         40%        40%        40%
                                          ---------  ---------  ---------
                                          ---------  ---------  ---------

    (6) PROFIT SHARING PLAN

    The Company sponsors a 401(k) employee benefit plan covering all eligible employees with a minimum of three months of service. Eligible employees are permitted to make voluntary deductible contributions to the plan and the Company makes matching contributions of one-half of the eligible employee's contribution, up to a maximum of 6% of the employee's compensation.

    The Company made matching contributions of $749,324, $939,223, and $1,181,665 to the plan for the years ended December 31, 1994, 1995 and 1996, respectively.

    (7) COMMITMENTS AND CONTINGENCIES

    The Company is obligated under various noncancelable operating leases for office space. Rent expense for the years ended December 31, 1994, 1995 and 1996 was $625,054, $854,539 and $1,094,436, respectively, and is included in selling, general and administrative

                        METRO INFORMATION SERVICES, INC.

    (7) COMMITMENTS AND CONTINGENCIES (CONTINUED) expenses in the accompanying statements of income. Renewal options are available at most locations. Future minimum lease payments as of December 31, 1996 (including those for the Company's new headquarters facility) are as follows:

1997......................................................... $1,249,317
1998.........................................................  1,073,389
1999.........................................................    960,093
2000.........................................................    778,885
2001.........................................................    553,222
Thereafter...................................................      5,406
                                                              ----------
                                                              $4,620,312
                                                              ----------
                                                              ----------

    The Company self-insures against employees' health insurance claims up to a stop loss limit of $125,000 per employee per year and a variable, aggregate stop loss limit. Amounts charged to income related to insurance claims were $1,613,111, $2,206,861 and $3,143,431 for the years ended December 31,
    1994, 1995 and 1996, respectively. Included in accrued compensation and benefits on the accompanying balance sheet is a reserve for claims incurred but not yet reported of $328,099 and $485,434 at December 31, 1995 and 1996, respectively.

    (8) SHAREHOLDERS' EQUITY

    On October 22, 1996, the Company's shareholders amended and restated the articles of incorporation. Under the amended and restated articles of incorporation, the Company authorized 1,000,000 shares of Preferred Stock, par value $0.01 and 50,000,000 shares of Common with a par value of $0.01 per share, of which 49,000,000 shares are designated as Common Stock and 1,000,000 shares are designated as Nonvoting Common Stock. The recapitalization and the 3,507.2952 for one stock split referenced in note 10 are reflected in these financial statements and the accompanying notes.

    PREFERRED STOCK

    The Company's Board of Directors have the authority to issue shares of Preferred Stock and determine the stock terms without obtaining shareholders approval. There are currently no issued or outstanding shares of Preferred Stock and the Company has no present plans to issue any shares of Preferred Stock.

    COMMON STOCK

    The Common Stock shareholders have the sole right to vote. Those shares of Common that are subject to certain contractual redemption obligations have been classified as redeemable common stock (the "Redeemable Common Stock"). In all other respects, the Common Stock and Redeemable Common Stock have identical rights.

    Redeemable Common Stock was offered to key members of management under individual stock purchase agreements annually on April 1 and the individuals had 30 days to purchase the stock. The number of shares offered was determined by the Company's president based on the prior fiscal year's operating income and each individual's performance in that year. The purchase price was determined by a formula based on operating income.

                        METRO INFORMATION SERVICES, INC.

    (8) SHAREHOLDERS' EQUITY (CONTINUED)
    Certain shares of Redeemable Common Stock were issued within 12 months of the Company's initial public offering date. As a result, the Company's December 31, 1995 balance sheet reflects a $770,000 liability for accrued compensation and benefits which was charged as an expense to selling, general and administrative expenses in 1995. This amount represents the excess of the fair value of the stock, as determined by an independent appraisal obtained by the Company, over its purchase price.

   (9) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following summarizes disclosures regarding the fair value of the Company's financial instruments as of December 31, 1996:

    ACCOUNTS RECEIVABLE, LINE OF CREDIT FACILITIES, ACCOUNTS PAYABLE AND ACCRUED
     COMPENSATION AND BENEFITS

    The carrying amounts approximate fair value due to the short maturity of these instruments.

    NOTES RECEIVABLE--RELATED PARTIES

    The carrying amount approximates fair value, because the rates of interest on these notes approximate rates currently offered by lending institutions for loans of similar terms to individuals or companies with comparable credit risk.

    (10) SUBSEQUENT EVENTS

    On January 29, 1997, the Company's initial public offering of Common Stock became effective. The Company sold 2,300,000 shares of Common Stock at $16.00 per share generating net proceeds of approximately $33,324,000 after underwriting discount and offering expenses.

    The following corporate actions have been taken in connection with the initial public offering:

    DISTRIBUTIONS

    On January 20, 1997, the Company distributed $9,000,000 to its shareholders, approximating the estimated aggregate undistributed amount of income on which the Company's shareholders either have paid or will be required to pay income taxes for tax years 1987 through 1996.

    STOCK SPLIT

    On January 24, 1997, the Company effected a 3,507.2952 for 1 stock split by means of a stock dividend. All share and per share data in these financial statements reflect this stock split.

    CONVERSION OF NONVOTING COMMON STOCK

    The nonvoting Redeemable Common Stock was released from any agreement requiring its redemption and was converted into voting Common Stock. As a result, the 3,731,761 shares of Redeemable Common Stock will be reclassified as Common Stock in future financial statements.

                        METRO INFORMATION SERVICES, INC.

    (10) SUBSEQUENT EVENTS (CONTINUED)

    TERMINATION OF S CORPORATION ELECTION

    Effective January 1, 1997, the Company terminated its S corporation election resulting in the Company becoming a C corporation for all income tax purposes.

    CANCELLATION OF RELATED PARTY NOTE

    Shortly before the initial public offering, the Company's majority shareholder repaid his outstanding line of credit note in full. The Company then cancelled the line of credit note and released the Deed of Trust on real property securing the note.

    STOCK OPTION PLANS

    Incentive Stock Option Plan

    The Company has adopted the 1997 Employee Incentive Stock Option Plan which provides for the grant of incentive stock options to purchase up to an aggregate of 770,000 shares of Common Stock. Contemporaneous with the initial public offering, certain employees of the Company were granted options to purchase 375,000 shares of common stock at the initial public offering price of $16.00 per share. The options vest ratably over five years.

    Employee Stock Purchase Plan

    The Company has adopted the Metro Information Services, Inc. Employee Stock Purchase Plan (the "Employee Stock Purchase Plan"). Under the Employee Stock Purchase Plan, an aggregate of 250,000 shares of Common Stock may be purchased from the Company by the employees through payroll withholding pursuant to a series of offerings. All full-time employees who have met certain service requirements (as defined in the Employee Stock Purchase
    Plan), except for employees who own Common Stock of the Company or options on such stock which represent more than 5% of Common Stock of the Company, are eligible to participate. The purchase price of Common Stock may not be less than 85% of the fair market value of Common Stock on the date of the offering commencement or termination whichever is lower.

    Director Option Plan

    The Company has adopted a nonqualified stock option plan for the outside directors of the Company. These directors will be granted a non-statutory option for 3,000 shares of Common Stock on such Director's initial election as a Director and, at each annual meeting of shareholders thereafter, such Director shall be granted an additional option for 1,000 shares of Common Stock. The options granted to outside directors will be immediately exercisable in full at a price equal to the fair market value of Common Stock on the date of grant. The options will expire ten years after the date of grant or one year after the outside director is no longer a director of the Company, whichever is earlier. The Company has reserved 50,000 shares for issuance under this plan.

    EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with the Company's six executive officers. The agreements are effective January 1997, and provide for an initial term of one year with total annual base salaries of $1,200,000 and automatically renew for successive one-year terms unless terminated by either party. The six executive officers are also entitled to a performance bonus up to approximately 50% of their base salary. The agreements also contain a two-year non-competition provision following termination of employment.

                                   SIGNATURES

    Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                METRO INFORMATION SERVICES, INC.

Date: March 27, 1997            By:               /s/ JOHN H. FAIN
                                     -----------------------------------------
                                                    John H. Fain
                                     PRESIDENT AND PRINCIPAL EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE                                        DATE
------------------------------            -------------------


     /s/ JOHN H. FAIN
------------------------------              March 27, 1997
         John H. Fain
     President and Director
      (Principal Executive
           Officer)

     /s/ ANDREW J. DOWNING
------------------------------              March 27, 1997
         Andrew J. Downing
      Director and Executive
         Vice President

     /s/ ROBERT J. EVELEIGH
------------------------------              March 27, 1997
         Robert J. Eveleigh
          Treasurer, Chief
       Financial Officer and
        Director (Principal
        Financial Officer)

     /s/ STEVEN A. LURUS
------------------------------              March 27, 1997
         Steven A. Lurus
       Director of Finance
      (Principal Accounting
            Officer)

                                     II-4